UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 29, 2012

Commission File Number 333-177774

Pacific Drilling S.A.

(Exact name of Registrant as specified in its charter)

37, rue d’Anvers

L- 1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].

Yes  ☐            No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information Contained in the Form 6-K Report

Attached to this report on Form 6-K as Exhibit 99.1 is the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of Pacific Drilling S.A. (“the Company”) in connection with the Company’s Extraordinary General Meeting of Shareholders to be held on March 8, 2012 (the “General Meeting”).

Attached to this report on Form 6-K as Exhibit 99.2 is the proxy card relating to the General Meeting, which was mailed to shareholders of the Company on or around February 28, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: February 29, 2012	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement

99.2	Extraordinary General Meeting Proxy Card